Exhibit 99.2

Fresh2 Reports First Quarter of Fiscal Year 2023 Financial Results

NEW YORK, May 16, 2023 /PRNewswire — Fresh2 Group Limited (Formerly AnPac Bio-Medical Science Co., Ltd., “Fresh2,” the “Company” or “we”) (NASDAQ: ANPC), a company with operations in the United States and China focused on early cancer screening and detection and entering into the operation of a business-to-business e-commerce food platform focused on the sale of Asian sourced food products, announced today its unaudited financial results for the first quarter ended March 31, 2023. The Company’s financial statements and related financial information for the quarter ended March 31, 2023 are unaudited and have not been reviewed by the Company’s independent registered accountant. These financial results could differ materially if they were reviewed by the Company’s independent registered accountant.

Financial Highlights for First Quarter 2023

●	Total revenue was approximately RMB593,000 (US$87,000) for the first quarter of 2023, a decrease of 69.9% from approximately RMB2.0 million for the same period of 2022.

●	Gross profit margin was 25.0% for the first quarter of 2023, representing a decrease of 30.4 percentage point from 55.4% for the same period of 2022.

●	The average selling price (“ASP”) of CDA-based tests was RMB330 (US$48.1) for the first quarter of 2023, an increase of RMB97.0, or 41.6% from RMB233 for the same period of 2022.

●	Net loss was approximately RMB23.3 million (US$3.4 million) for the first quarter of 2023, compared to a net loss of approximately RMB14.9 million for the same period of 2022, a 56.6% increase from the same period in 2022. The net loss for the first quarter of 2023 was mainly attributable to approximately RMB2.4 million (US$354,000) of selling and marketing expenses, approximately RMB1.6 million (US$228,000) of research and development expenses and approximately RMB19.5 million (US$2.8 million) of general and administrative expenses.

●	Non-GAAP net loss¹ was approximately RMB22.3 million (US$3.2 million) for the first quarter of 2023, an increase from a non-GAAP net loss of approximately RMB12.1 million for the same period of 2022. Non-GAAP net loss was increased by 84.2% compared with the same period of 2022

(1) Non-GAAP net loss is defined as net loss excluding change in fair value of convertible debts and share-based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this report.

Business Highlights First Quarter 2023

●	The Company continued to receive validation on the efficacy of CDA testing through clinical study follow-ups. As of March 31, 2023, the Company had contacted 31,367 individuals tested using CDA packages in China and received substantive feedback regarding health conditions and disease development from 18,306 individuals.

●	As of March 31, 2023, the Company filed 260 patent applications globally, of which 155 patents had been granted, including 22 patents granted in the United States, 68 in greater China (including eight in Taiwan), and 65 in other countries and regions.

●	The Company continued to build a cancer risk assessment database, which totaled approximately 286,472 samples as of March 31, 2023, including approximately 241,541 samples from commercial CDA-based tests and approximately 44,931 samples from research studies.

●	As of March 31, 2023, the Company has entered a new business segment, the operation of a business-to-business e-commerce food platform focused on the sale of Asian sourced food products, in line with our strategic growth plan.

●	During the quarter ended March 31, 2023, the Company closed three acquisitions, aimed at enhancing our operational efficiency in the new business segment, expanding our product/service offerings, and strengthening our competitive position in the e-commerce industry.

Mr. Haohan Xu, the Co-CEO of the Company, commented, “We have been actively exploring new business opportunities to diversify our revenue stream, despite the unfavorable macro environment for our existing biotech business. Currently, we are striving to build a leading e-commerce platform in the U.S. that offers online wholesale food supplies for restaurants and supermarkets. We are committed to helping restaurants and supermarkets reduce procurement costs and increase efficiency by utilizing an intelligent supply chain management system. We will allow our customers to directly connect with reliable suppliers, ensuring that the food purchased is consistent in quality with competitive prices, and the source of the food can be determined. We have opened our platform to multiple categories of suppliers, while also providing a comprehensive supply chain service. By leveraging digital technology and innovative business models, we intend to drive the online transformation of the food supply industry. We believe our growth strategy positions us well to develop a customer base, generate a steady revenue stream, and improve our profitability in the long run. Looking forward, we will continue to focus on implementing our growth strategies and invest in our business to capture the massive opportunities we see in the U.S. market.”

Financial Results for First Quarter 2023

Revenue

Total revenues decreased by 69.9% to approximately RMB593,000 (US$87,000) for the first quarter of 2023 from approximately RMB2.0 million for the first quarter of 2022, primarily due to a significant decrease in our revenue from cancer screening and detection tests.

Cost of Revenues

Cost of revenues decreased by 49.3% to approximately RMB445,000 (US$65,000) for the first quarter of 2023 from approximately RMB878,000 for the first quarter of 2023, which was in line with the decrease in our revenue.

Gross Profit and Gross Margin

Gross margin was 25.0% for the first quarter of 2023, representing a decrease from 55.4% for the first quarter of 2022, primarily due to fixed costs which did not change in line with the decrease in our revenue.

Selling and Marketing Expenses

Selling and marketing expenses decreased by 17.0% to approximately RMB2.4 million (US$354,000) for the first quarter of 2023 from approximately RMB2.9 million for the same period of 2022, primarily due to less marketing activity.

Research and Development Expenses

Research and development expenses decreased by 34.8% to approximately RMB1.6 million (US$228,000) for the first quarter of 2023 from approximately RMB2.4 million for the first quarter of 2022, primarily due to less research and development activities for the first quarter of 2023 compared to the same period of 2022.

General and Administrative Expenses

General and administrative expenses increased by 89.4% to approximately RMB19.5 million (US$2.8 million) for the first quarter of 2023 from approximately RMB10.3 million for the same period of 2022, primarily due to increased expenses related to our new business.

Net Loss

Net loss decreased to approximately RMB23.3 million (US$3.4 million) for the first quarter of 2023, compared to approximately RMB14.9 million for the first quarter of 2022. Basic and diluted loss per share was RMB0.31 (US$0.04) for the first quarter of 2023, compared to that of RMB0.85 for the first quarter of 2022.

About Fresh2 Group Limited

Fresh2 Group Limited is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of March 31, 2023. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, Fresh2 performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. The Company is entering the business-to-business e-commerce food business with the formation of its wholly-owned subsidiary Fresh2 Technology Inc and the acquisition of Fresh2 Ecommerce Inc.

For more information, please visit: https://fresh2.co/investors.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-917-609-0333 (U.S.)

Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules including maintain our listing on the Nasdaq Capital Market, the implementation of our business model and growth strategies including our operation of a business-to-business e-commerce food platform focused on the sale of Asian sourced food products; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. A number of these risks along with additional discussion of forward-looking statements, are set forth in the Company’s Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, global supply chains and economic activity in general. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31,	As of March 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,870	2,521	367
Prepayment	3,742	12,760	1,858
Accounts receivable, net	2,235	3,215	468
Amounts due from related parties, net	2,194	13,122	1,911
Inventories, net	210	197	29
Other current assets, net	3,448	6,240	909
Total current assets	13,699	38,055	5,542

Property and equipment, net	17,182	19,395	2,824
Land use rights, net	1,111	1,104	161
Intangible assets, net	185	68,574	9,985
Goodwill	—	17,299	2,519
Right of use assets	7,213	7,233	1,053
Long-term investments, net	1,079	1,068	156
TOTAL ASSETS.	40,469	152,728	22,240

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	5,015	5,015	730
Accounts payable	2,108	14,569	2,122
Advance from customers	4,956	5,633	820
Amounts due to related parties	3,494	7,090	1,032
Lease liability-current	784	795	116
Accrued expenses and other current liabilities	25,921	30,793	4,484
Total current liabilities	42,278	63,895	9,304
Deferred tax liabilities	—	2,813	410
Lease liability-non-current	6,515	6,523	950
Other long-term liabilities	1,080	1,073	156
TOTAL LIABILITIES.	49,873	74,304	10,820

Commitments and contingencies

Shareholders’ equity (deficit):
Class A Ordinary shares ((US$0.01 par value per share; 2,400,000,000 shares authorized, 79,536,589 and 136,625,576 shares issued and outstanding as of December 31, 2022 and March 31, 2023, respectively)	5,494	8,466	1,233
Class B Ordinary shares ((US$0.01 par value per share; 30,000,000 authorized, 3,573,100 and 3,573,100 shares issued and outstanding as of December 31, 2022 and March 31, 2023)	240	240	35
Treasury stocks (12,492,283 shares Class A Ordinary shares)	(11,003)	—	—
Additional paid-in capital	564,869	660,559	96,185
Accumulated deficit	(577,539)	(600,536)	(87,445)
Accumulated other comprehensive income	4,263	5,756	838
Total Fresh2 Group Limited shareholders’ equity (deficit)	(13,676)	74,485	10,846
Non-controlling interest	4,272	3,939	574
Total shareholders’ equity (deficit)	(9,404)	78,424	11,420

TOTAL LIABILITIES AND EQUITY	40,469	152,728	22,240

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Three Months Ended March 31,
	2022	2023	2023
	RMB	RMB	US$
Revenues:
Cancer screening and detection tests	1,137	588	86
Physical checkup packages	5	5	1
Technology service	620	—	—
Retail revenue	206	—	—
Total revenues	1,968	593	87

Cost of revenues	(878)	(445)	(65)

Gross Profit	1,090	148	22

Operating expenses:
Selling and marketing expenses	(2,932)	(2,434)	(354)
Research and development expenses	(2,407)	(1,570)	(228)
General and administrative expenses	(10,287)	(19,483)	(2,837)

Loss from operations	(14,536)	(23,339)	(3,397)

Non-operating income and expenses:
Interest expense, net	(93)	(34)	(5)
Foreign exchange gain (loss), net	2	(6)	(1)
Share of net loss in equity method investments	(181)	(11)	(2)
Other income (expense), net	(97)	12	2
Change in fair value of convertible debt	(85)	—	—

Loss before income taxes	(14,990)	(23,378)	(3,403)
Income tax benefit	90	48	7

Net loss	(14,900)	(23,330)	(3,396)

Net loss attributable to non-controlling interests	(261)	(333)	(48)

Net loss attributable to ordinary shareholders	(14,639)	(22,997)	(3,348)

Loss per share:
Class A and B Ordinary shares - basic and diluted	(0.85)	(0.31)	(0.04)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Ordinary shares - basic and diluted	17,301,503	74,452,222	74,452,222

Other comprehensive income, net of tax:
Foreign currency translation differences	376	1,493	217

Total comprehensive loss	(14,524)	(21,837)	(3,179)
Total comprehensive loss attributable to non-controlling interests	(261)	(333)	(48)

Total comprehensive loss attributable to ordinary shareholders	(14,263)	(21,504)	(3,131)

Use of Non-GAAP Financial Measures

Non-GAAP net loss is calculated as net income adjusted for change in fair value of convertible debts and stock-based compensation expense. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

Reconciliations of Non-GAAP Results

Reconciliations of Non-GAAP net loss

(All amounts in thousands, except share and per share data or otherwise stated)

	Three Months Ended March 31,
	March 31,	March 31,	March 31,
	2022	2023	2023
	RMB	RMB	US$
Net loss	(14,900)	(23,330)	(3,396)
Less:
Change in fair value of convertible debts	85	—	—
Stock based compensation expense	2,703	1,018	148
Non-GAAP net loss	(12,112)	(22,312)	(3,248)